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                                                                  EXHIBIT 12

                 GENERAL AMERICAN TRANSPORTATION CORPORATION AND SUBSIDIARIES

                        COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                                   (In Millions Except For Ratios)



                                                      1995           1994           1993           1992          1991
                                                     ------         ------        ------          ------        ------

Earnings available for fixed charges:
   Net Income                                        $ 93.9         $ 87.0        $ 74.1          $ 66.1        $ 74.2

   Add (deduct):
      Income taxes                                     47.2           42.7          45.1            31.7          29.0
      Cumulative effect of accounting changes             -              -             -             6.7             -
      Equity in net earnings of affiliated
        companies, net of distributions received      (12.8)         (14.2)        (11.5)          (13.2)        (11.5)
      Interest on indebtedness and amortization
        of debt discount and expense                   99.4           78.3          78.8            96.0         100.7
      Amortization of capitalized interest              1.1            1.1           1.1             1.1            .9
      Portion of rents representative of interest
        factor (deemed to be one-third)                21.7           16.8          13.2             9.3           7.3
                                                     ------         ------        ------          ------        ------
   Total earnings available for fixed charges        $250.5         $211.7        $200.8          $197.7        $200.6
                                                     ======         ======        ======          ======        ======
Fixed charges:
   Interest on indebtedness and amortization
      of debt discount and expense                   $ 99.4         $ 78.3        $ 78.8          $ 96.0        $100.7
   Capitalized interest                                 4.6            2.7           2.4             2.8           2.8
   Portion of rents representative of interest
      factor (deemed to be one-third)                  21.7           16.8          13.2             9.3           7.3
                                                     ------         ------        ------          ------        ------
   Total fixed charges                               $125.7         $ 97.8       $  94.4          $108.1        $110.8
                                                     ======         ======        ======          ======        ======

Ratio of earnings to fixed charges(A)                  1.99x          2.16x         2.13x           1.83x         1.81x



(A) The ratio of earnings to fixed charges represents the number of times "fixed charges" are covered by "earnings." "Fixed charges" consist of interest on outstanding debt and capitalized interest, one-third (the proportion deemed representative of the interest factor) of rentals, and amortization of debt discount and expense. "Earnings" consist of consolidated net income before income taxes, fixed charges, and, in 1992, the cumulative effect of accounting changes, less equity in net earnings of affiliated companies, net of distributions received.


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